OXFORD RESOURCE PARTNERS, LP
41 South High Street, Suite 3450
Columbus, OH 43215
(614) 643-0321
May 17, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Attn:	H. Roger Schwall, Assistant Director Division of Corporation Finance

Re:	Oxford Resource Partners, LP Registration Statement on Form S-1 File No. 333-165662 Filed March 24, 2010
Ladies and Gentlemen:
     Set forth below are the responses of Oxford Resource Partners, LP, a Delaware limited partnership (“we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 22, 2010 with respect to the Partnership’s Form S-1 initially filed with the Commission on March 24, 2010, File No. 333-165662 (the “Registration Statement”). As you know, on April 21, 2010 we filed through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”) to include certain exhibits to the Registration Statement.
     Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience, we have hand delivered five copies of this letter, as well as five copies of Amendment No. 2 marked to show all changes made since the initial filing of the Registration Statement. In addition, some supplemental materials in response to certain Staff comments will be provided separately with a supplemental letter (the “Supplemental Letter”), for which confidential treatment pursuant to Rule 83 is requested, shortly after receipt of this letter.
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to Amendment No. 2, unless otherwise indicated.

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Form S-1 Filed March 24, 2010
General
1.	Please monitor your requirements to provide updated financial statements with your next amendment. Please refer to Rule 3-12 of Regulation S-X.
Response: We have provided updated financial statements in Amendment No. 2.
2.	Please provide updated consents with your next amendment.
Response: We have provided updated consents with Amendment No. 2.
3.	You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document.
Response: We acknowledge the Staff’s comment and have made every attempt to comply with the Staff’s requests.
4.	For example, we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.
Response: We acknowledge the Staff’s comment and have made every attempt to comply with the Staff’s requests.
5.	With your next amendment or as soon as practicable thereafter, please file all omitted exhibits. For example, you have not filed any material contracts, the legality opinion, the tax opinion, the partnership agreement, etc. Once you file all the omitted items and the underwriting agreement, we may have additional comments. Ensure that you allow sufficient time for your response to any comments that may result from our review in each case.
Response: We acknowledge the Staff’s comment and will undertake to file all omitted exhibits as soon as practicable. We filed Exhibits 3.3, 10.8, 10.9, 10.10, 10.11, 10.15B, 10.16, 10.17A, 10.17B, 10.17C, 10.17D, 10.17E, 10.17F, 10.17G, 10.17H, 10.17I, 10.17J and 10.19 with Amendment No. 1. We will file all remaining exhibits to allow the Staff a sufficient amount of

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time to review them and for us to respond to any comments that may result from your review prior to the distribution of the preliminary prospectus.
6.	With your next amendment, fill in all blanks other than the information that Rule 430A permits you to omit. Also include updated disclosure, including with regard to the adoption of any related party procedures or policies, and advise us regarding the status of your application to list on the New York Stock Exchange. If the information you provide may change prior to effectiveness of the Form S-1, include brackets to indicate this. We may have additional comments after the omitted information has been filed.
Response: We acknowledge the Staff’s comment and have updated the Registration Statement to include all information available at the time of the filing of Amendment No. 2. Please see pages 16, 44, 51 and 57. In Amendment No. 2 we did not complete the information that relates to the valuation of the Partnership, including the range for the potential offering price per unit, the number of common units to be offered, the minimum quarterly distribution per unit, or the total number of common and subordinated units to be outstanding after the offering, primarily as a result of the uncertainty caused by the unprecedented market volatility over the past several weeks. We confirm that we will update the Registration Statement to provide all omitted information, other than information we are permitted to omit under Rule 430A, prior to any distribution of the preliminary prospectus and we will allow sufficient time for the Staff to review our complete disclosure and for us to respond to any comments that may result from your review prior to the distribution of the preliminary prospectus.
We will update our disclosure regarding the adoption of policies and procedures regarding related party transactions in a future amendment to the Registration Statement.
We have applied to list our units on the New York Stock Exchange and have updated the Registration Statement accordingly. Please see the cover page and pages 18 and 205.
7.	Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you propose to include in the prospectus. Also provide accompanying captions, if any. We may have comments after reviewing these materials.
Response: We acknowledge the Staff’s comment and will provide copies of all artwork and any graphics we propose to include in the prospectus prior to printing and distribution of the preliminary prospectus. We will allow sufficient time for the Staff to review our complete disclosure and for us to respond to any comments that may result from your review prior to the distribution of the preliminary prospectus.
8.	You do not yet provide a range for the potential offering price per share. Because other, related disclosure likely will be derived from the midpoint of the range, we remind you to provide the range once it becomes available so that you will have time to respond to any resulting staff comments.

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Response: We acknowledge the Staff’s comment and will include an estimated price range on the cover page in a future amendment. As noted in our response to comment 6 above, we did not complete the information that relates to the valuation of the Partnership in Amendment No. 2 primarily as a result of the uncertainty caused by the unprecedented market volatility over the past several weeks.
9.	In connection with the minimum quarterly distribution disclosure, we refer you to the Commission’s policy on projections in Item 10(b) of Regulation S-K.
Response: We acknowledge the Commission’s policy on projections as set forth in Item 10(b) of Regulation S-K.
10.	At an appropriate place earlier in the filing, identify the directors who also are principals of AIM. We note your disclosure throughout the filing that “[c]ertain directors of our general partner are principals of AIM and have ownership interests in AIM,” but the identity of these directors is only revealed in a footnote to the Beneficial Ownership table on page 142.
Response: We have revised the Registration Statement accordingly. Please see pages 6, 12, 111, 133 and 155.
11.	We note that the general partner has the right in certain circumstances to call and purchase all common units. Please advise us whether you will comply with the tender offer rules and file a Schedule TO if this right is exercised, if applicable. If you believe an exemption from the tender offer rules would be available, please explain why.
Response: We believe that the tender offer rules are not applicable to the limited call right of the general partner because Rule 13e-4(h)(1) of the Securities Exchange Act of 1934 provides that “this rule shall not apply to calls or redemptions of any security in accordance with the terms and conditions of its governing instruments.” Section 15.1 of our partnership agreement (the instrument that governs the terms and conditions of our common units) provides our general partner or any of its affiliates with the limited call right described in the Registration Statement.
12.	Provide independent third party supplemental support for your assertions regarding various aspects of your business, such as its comparatively lower production costs and your status as the largest producer of surface mined coal in Ohio.
Response: The requested information is included with the Supplemental Letter.
13.	Given the attendant limitations and qualifications, advise us whether you consider it more appropriate to refer to “minimum” quarterly distributions by use of another term that would make clear that in reality there is no such “minimum.”

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Response: We appreciate the Staff’s comment and have given it due consideration. However, we believe that the use of another term would be confusing to investors. The term “minimum quarterly distribution” has been used in the vast majority of master limited partnership prospectuses and, to our knowledge, all of the other master limited partnerships that have both common units and subordinated units (which includes all of the master limited partnerships that are currently in registration) use that term. In addition, “minimum quarterly distribution” is a defined term in our partnership agreement. Because of the wide-spread use of the term “minimum quarterly distribution,” we believe, and the underwriters have advised us, that investors are familiar with its meaning and will expect to see that term used in the Registration Statement. If we chose a different term, we believe it could be confusing, if not misleading, to investors because it could lead them to believe that our capital structure or distribution policy are somehow substantially different than those of a typical master limited partnership issuer, which is not the case. Because of this potential for confusion, we believe that it is appropriate to retain the phrase “minimum quarterly distribution” in the Registration Statement.
14.	We refer you generally to Industry Guide 5 and Securities Act Release 33-6900. Please review all applicable requirements and provide appropriately revised disclosure. For example, note that Release 33-6900 indicates that “meticulous care should be taken to assure that investors are provided with clear, concise and understandable disclosure” as required by Commission rules. In that regard, you repeat much of your disclosure three times or more, and you provide an excessively detailed Risk Factors section. The risk factors should be brief and to the point. Also, you should list each risk factor in the table of contents, and the summary should include a summary of all material risk factors.
Response: We have reviewed Industry Guide 5 and Securities Act Release 33-6900 and believe that we have made a good faith effort to comply with that guidance to the extent applicable to our offering and where doing so will improve our disclosure. We have removed redundant disclosure and modified our risk factors where necessary to be brief and to the point. Please see our response to Comment 15 below and our Risk Factors section beginning on page 22. As requested, we have included a list of each risk factor in the table of contents and revised the summary to include a summary of all material risk factors. Please see the table of contents and pages 6 through 9.
15.	We also refer you to the precise requirements of Items 3, 5, 19, and 20 of Guide 5. See Release 33-6900 at Section 2.A.
Response: We acknowledge the Staff’s comment and in accordance with Section 2.A of Release 33-6900, we have considered, and where appropriate, have complied with the requirements of Industry Guide 5. With respect to the requirements of Item 3, we have revised the Registration Statement to add a tabular summary of the use of proceeds. Please see pages 14 and 44. We believe we are in compliance with the requirements of Item 5. Please see our disclosure beginning on page 158. With respect to the requirements of Item 19, we do not intend to use any “promotional” or “sales materials.” Other than the prospectus, we will only

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use road show slides in connection with our offering, which, as provided in Rule 433, are not required to be filed as a free writing prospectus. We respectfully submit that the undertakings suggested by Item 20 of Industry Guide 5 are not applicable to our offering. Item A is not applicable to our offering because it relates to securities that will be offered on a continuing basis over time, while our offering is pursuant to a firm commitment underwriting. The information solicited by Item B is required disclosure pursuant to the reporting obligations under the Exchange Act, specifically the disclosures required in our annual reports on Form 10-K under Item 404 of Regulation S-K. Similarly, under the Exchange Act we will be required to provide an annual report including the Form 10-K to our common unitholders, making the undertaking suggested in Item C unnecessary. Item D is also inapplicable as it relates to an offering where money is raised but not yet committed to an investment. Finally, Item E is inapplicable as we have not filed an IRS tax ruling request.
16.	Please provide us with all promotional and sales materials prior to their use. See Guide 5, Section 19.D. We will need sufficient time to review and comment upon all such materials.
Response: We acknowledge the Staff’s comment. As noted in our response to Comment 15 above, we do not intend to use any “promotional” or “sales materials”; rather our intent is to only use the prospectus and road show slides in connection with our offering. As provided in Rule 433, we are not required to, and do not intend to, file the road show slides as a free writing prospectus.
Prospectus Cover Page
17.	Include a new bulleted risk factor here and elsewhere in your document which states explicitly that you had a shortfall over the past four quarters that would have prevented you from paying the “minimum” quarterly distribution on all units as a whole, including subordinated units. Specify how many of those previous four quarters would have experienced such a deficiency. We note the related disclosure at pages 47 and 49, in which you characterize the deficiency as your ability to pay a certain specified percentage. Recast that discussion accordingly, and provide sufficient detail in the corresponding risk factor to make clear the extent of the deficiency in each quarter. We may have additional comments once you provide the particulars.
Response: We have revised the Registration Statement accordingly. Please see the cover page and pages 15, 22, 49 and 51.
Management and Ownership, page 9
18.	Because the fact that you have no employees might be forgotten by the time the reader sees your discussion of “Our senior management team and key operational employees” at page 103, ensure that all such disclosure is complete and balanced.

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Response: We have revised the Registration Statement accordingly. Please see pages 4, 30, 31, 110, 111 and 132.
The Offering, page 11
19.	We note that you will be conducting a directed unit program. Please include basic details regarding the program, including the number of units to be issued.
Response: We have revised the Registration Statement to include basic disclosure regarding the program in the indicated section. When additional details are available, we will provide them in a future amendment. Please see page 18.
Risk Factors, page 19
20.	As practicable, shorten your 23-page Risk Factors section. All factors should be no longer than one or two short paragraphs. Identify the risk, cross-reference additional detail elsewhere if appropriate, and eliminate all excess detail. Also eliminate disclosure which mitigates the risk, including a number of clauses that begin “although” or “while.” Instead, state the risk directly.
Response: We have revised the Registration Statement accordingly. Please see our Risk Factors section beginning on page 22.
21.	We note the reference to “growth” at page 21 and to your intention to “grow” elsewhere. Balance all such references with your inability to retain available cash for that purpose and the depleting nature of your assets.
Response: We have revised the Registration Statement accordingly. Please see the cover page and pages 3, 6, 24 and 109.
22.	Clarify at page 37 that reimbursements will reduce available cash, as you indicate at the corresponding caption on page 36.
Response: We have revised the Registration Statement accordingly. Please see page 38.
“Our coal mining operations are subject to operating risks...”, page 23
23.	We note elsewhere in your document that 97.2% of your estimated 2010 coal sales are expected to be sold under your long-term coal sales contracts. Please consider expanding your risk factor disclosures to address non- performance risks (if any) associated with these long-term contracts in the event of operational disruptions and other reasonably possible events that may cause you to have difficulties fulfilling your commitments. Include a discussion of various options the company may have at its disposal to fulfill the contracts and the risks those options may pose to your financial condition and results of operations.

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Response: We have revised the Registration Statement accordingly. Please see page 26.
Use of Proceeds, page 43
24.	Please include a use of proceeds table that sets forth the amount of proceeds to be received in this offering, and the amount and purposes for which the proceeds will be used in both dollar amounts and percentages. Once the amounts are disclosed, we may have additional comments.
Response: We acknowledge the Staff’s comment and have revised the Registration Statement to include a use of proceeds table. Please see page 44. We will provide the missing information in the table as soon as it is available.
25.	We note that you will distribute a certain amount of the proceeds to “certain participants” in your LTIP. Please disclose the identities and affiliations of the “certain participants” and how they will be selected to receive a distribution of the proceeds.
Response: We have revised the Registration Statement to clarify that all of the participants in our LTIP that hold common units will receive a portion of the distributions that will be made in connection with this offering. Please see pages 10, 14, 44, F-2 and F-3. We have also revised the Registration Statement to disclose who is eligible to participate under our LTIP. Please see page 44.
26.	We note your reference to general partnership purposes, as well as the reference to replenishing your working capital. Specify the amounts in each case, and explain any differences between these two items.
Response: We have revised the Registration Statement accordingly. We will provide the missing information as soon as it is available. Please see pages 44 and 45.
27.	We note your disclosure at page 84 of planned uses for the new credit facility. Given that you anticipate paying off the old credit facility with the use of proceeds from this offering so that you can enter into a new credit facility, include the use of proceeds from the new credit facility in this section as well.
Response: We believe that our current disclosure on page 44 accurately describes our anticipated use of proceeds from borrowings under our new credit facility that will be made in connection with our offering. We do not anticipate using borrowings under our new credit facility that are made in connection with our offering for any purposes other than to make the pro rata distribution to be paid to AIM Oxford and to pay the fees and expenses that we incurred in connection with entering into our new credit facility. We have revised page 91 to clarify that in connection with our offering we only intend to borrow under our credit facility to fund specific items identified in “Use of Proceeds.”

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Cash Distribution Policy, page 46
28.	If you have the information, also provide a quarter-by-quarter tabular estimate for the first four quarters that you indicate you will be able to pay the estimated “minimum.”
Response: We have considered the Staff’s request to include a quarter-by-quarter tabular estimate in our presentation of forecasted cash available for distribution (the “Financial Forecast”) for the twelve months ending June 30, 2011 (the “Forecast Period”). For the reasons discussed below, however, we believe that including a forecast only for the Forecast Period as a whole, as opposed to a quarter-by-quarter forecast, is the most appropriate presentation for a master limited partnership initial public offering.
Our Financial Forecast is based on assumptions that we believe to be reasonable with respect to the Forecast Period as a whole. We do not believe, however, that all of these assumptions necessarily lend themselves to an accurate accounting of precise quarter-by-quarter changes in projected operating results and cash flows. Providing this level of detail would require us to make very specific assumptions about the precise timing of each revenue and expense item in our Financial Forecast that are beyond our ability to make with the level of certainty and reasonableness appropriate for a financial forecast.
Furthermore, if there were to be a shortfall during any quarter in the Forecast Period, we would be able to borrow to pay distributions in such quarter and would likely be able to repay such borrowings in a subsequent quarter because we believe the total cash available for distribution for the Forecast Period will be more than sufficient to pay the aggregate minimum quarterly distribution to all unitholders and the related distribution to our general partner for the Forecast Period.
Finally, we note that providing a quarter-by-quarter tabular estimate is quite unusual in the context of initial public offerings of master limited partnerships. To our knowledge, the Teekay LNG Partners L.P. initial public offering in May 2005 was the first master limited partnership initial public offering that contained a tabular twelve-month financial forecast. We have reviewed the final prospectuses for the 43 initial public offerings by master limited partnerships since the Teekay LNG Partners L.P. initial public offering and, with two exceptions, we have not found any instances of quarter-by-quarter tabular estimates being included. The only two exceptions we found were Encore Energy Partners LP in September 2007 and Quest Energy Partners, L.P. in November 2007, each of which included a quarterly estimate for each quarter in the twelve-month forecast period. Based on our review, it appears that, in the master limited partnership context, the Staff has taken a very consistent view that a twelve-month forecast without quarter-by-quarter detail provides investors with the most meaningful and beneficial forward-looking financial information with respect to a master limited partnership’s ability to pay minimum quarterly distributions for the twelve-month period following an initial public offering.

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29.	Describe in necessary detail all material restrictions or limitations on the payment of distributions contained in your debt instruments or other agreements.
Response: We have revised the Registration Statement accordingly. Please see page 48.
30.	Revise to clarify whether the requirement described at page 48 that the general partner “must believe that the determination is in our best interest” involves a reasonableness standard of any kind.
Response: We have revised the Registration Statement to make clear that, under Delaware judicial interpretations, acting in “good faith” would generally require that the actor honestly believed that the decision was in the best interest of the Partnership. Please see pages 34, 50, 159 and 160.
31.	Eliminate the suggestion at page 50 that the information you provide “is not fact” and “should not be relied upon...”
Response: We have revised the Registration Statement accordingly. Please see page 52.
32.	If there would have been a shortfall in making distributions to unitholders for any of the most recent four quarters, discuss this in necessary detail.
Response: We have revised the Registration Statement to include disclosure regarding the shortfall in making distributions to unitholders during the most recent five quarters. In a future amendment, for each shortfall we will fill in the amount and provide a detailed discussion. Please see page 51.
Cash Available for Distribution, page 51
33.	Please clarify why you chose to present your cash distribution forecast for the twelve month period ended June 30, 2011. In addition, please tell us how you considered presenting a different period (e.g. twelve months ended March 31, 2011 or December 31, 2010) and whether or not presenting a different period would have depicted materially different results.
Response: We have revised the Registration Statement to clarify that the twelve-month period ending June 30, 2011 is the first full four quarter period that begins after the expected closing date of our offering. Please see page 51. We did not consider presenting our forecast based on the twelve months ending March 31, 2011 or December 31, 2010 because, based on the expected closing date of our offering, those periods would not be a true forecast as they would include some historical results. Please note that we have included in Amendment No. 2 our historical results for the twelve months ended March 31, 2010. Please see page 53.
Significant Forecast Assumptions, page 53

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34.	Revise to make clear that you discuss in this section all material assumptions and that any assumptions not discussed were not deemed to be material.
Response: We have revised the Registration Statement accordingly. Please see page 55.
35.	In the first bullet point, you characterize as “slight” what appears to be a greater than 10% increase in coal production from your “other mining complexes” as compared to 2009. Expand the discussion to clarify the reason(s) for this increase and for the characterization of it as slight.
Response: We have revised the Registration Statement accordingly. Please see page 55.
36.	It appears that you leave blank at page 54 information that you would have needed to arrive at your forecasts. Please revise or advise.
Response: We have revised the Registration Statement accordingly. Please see page 57.
General Partner’s Right to Reset Incentive Distribution Levels, page 62
37.	Provide a risk factor addressing the fact that the general partner can reset your cash distribution policy without a vote of unitholders.
Response: We refer the Staff to the existing risk factor on page 37 that is entitled “Our general partner may, without unitholder approval, elect to cause us to issue common units and general partner units to it in connection with a resetting of the target distribution levels related to its incentive distribution rights. This could result in lower distributions to holders of our common units.”
Selected Historical and Pro Forma Consolidated Financial and Operating Data, page 68
38.	Please ensure that the financial statements and other data presented in tabular form are presented consistently from left to right in the same chronological order throughout the document. In this regard, we note that your Selected Historical and Pro Forma Consolidated Financial and Operating Data differ from your financial statements. See SAB Topic 11:E.
Response: We acknowledge the Staff’s comment; however, we believe that the order of the financial data presented under the caption “Selected Historical and Pro Forma Consolidated Financial and Operating Data” is appropriate due to the inclusion of pro forma financial data. We also believe that the current presentation is less likely to confuse investors and is consistent with several registration statements that were recently filed by master limited partnerships, including PAA Natural Gas Storage, L.P., Chesapeake Midstream Partners, L.P., Niska Gas Storage Partners LLC and Rhino Resource Partners, LP.

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39.	Please label all periods presented for Oxford Resource Partners, LP as “Successor”.
Response: We have revised the Registration Statement accordingly. Please see pages 20, 73, 74, 77, 78, 79, 82, 83 and 90.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 76
40.	We note you have included “Non-GAAP Combined 2007” data and discussion in your filing. Please remove this presentation from your document as we believe it is inappropriate to merely combine information for the pre and post-transaction periods without reflecting all relevant pro forma adjustments required by Article 11 of S-X. For the purposes of discussing your results of operations, your analysis should be of the financial statements included in the filing, which is consistent with the requirement of Item 303 of Regulation S-K. If you determine that a supplemental MD&A discussion based on pro forma results would be appropriate and enhances an understanding of trends and changes, you may present a supplemental discussion based on pro forma financial information prepared in accordance with Article 11 of S-X. Disclosure should be provided to explain how the pro forma presentation was derived, why management believes the presentation to be useful, and any potential risks associated with using such a presentation.
Response: We have revised the Registration Statement accordingly. Please see our revised disclosure beginning on page 87. Please note that we considered including pro forma results, but we understand that presenting pro forma financial information for periods prior to the most recent fiscal year are generally not allowed under Rule 11-02(c)(2)(i) of Regulation S-X.
Liquidity and Capital Resources, page 83
41.	Revise the third paragraph to clarify what is meant by “near term” in this context.
Response: We have revised the Registration Statement accordingly. Please see page 89.
42.	Your liquidity discussion should address any material trends or expected changes in the mix or relative cost of capital resources as of the end of the latest fiscal year. Discuss in greater detail your major anticipated sources and uses of cash over the coming year.
Response: We acknowledge the Staff’s comment, but we believe that our discussion under the caption “Management’s Discussion and Analysis of Financial Condition and Results — Liquidity and Capital Resources — Credit Facility” addresses any material trends or expected changes in the mix or relative cost of capital resources. We have revised the Registration Statement to provide greater detail regarding the anticipated sources and uses of cash over the coming year. Please see page 89.

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Credit Facility, page 84
43.	Once known, please summarize the principal terms of the new credit facility, including details such as quantification for the “customary covenants” to which you refer, as applicable.
Response: We have revised the Registration Statement accordingly. Please see page 91.
Management, page 125
44.	Expand your sketch for Mr. Tywoniuk to describe his business experience from June 2008 through September 2009.
Response: We have revised the Registration Statement accordingly. Please see page 136.
45.	We note that your Conflicts Committee will consist of “one independent director.” Discuss any risks which result from having a committee of one person determine conflicts of interest under the circumstances.
Response: We acknowledge the Staff’s comment and have revised the Registration Statement to remove the references to a Conflicts Committee consisting solely of one independent director. Please see page 133. We anticipate adding an additional independent director to the board of our general partner and we will update our disclosure in the Registration Statement accordingly, in each case prior to circulating a preliminary prospectus. As a result, we do not expect to have a Conflicts Committee that consists of less than two independent directors.
Compensation Discussion and Analysis, page 128
46.	We note your statement that “bonuses are not based on prescribed formula or pre-determined goals or specified performance targets.” However, you refer to annual incentive bonuses on “performance objectives;” “target performance levels;” “target bonuses;” and annual bonus recommendations based on company-wide financial performance which includes Adjusted EBITDA and cash available for distribution. Please revise to disclose all qualitative and quantitative performance targets or goals established for 2009 and 2010. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K.
To the extent that you believe that disclosure of the targets would result in competitive harm such that they could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the qualitative or quantitative performance-related factors would cause competitive harm, you are required to discuss how difficult it was or will be to

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achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.
Response: We have revised the Registration Statement accordingly. Please see pages 141 through 142.
47.	In addition, please revise to clearly describe how you determined the amount to pay each of your named executive officers and what specific items of corporate performance were taken into account in setting their compensation.
Revise to clarify how and why the board pays annual incentive bonuses to Messrs. Charles and Thomas Ungurean despite your disclosure that they are not eligible to receive annual incentive bonuses pursuant to the employment agreements. Further, please revise your disclosure to state whether the company anticipates paying annual incentive bonuses to both gentlemen in the future. We may have additional comments after the employment agreements have been filed.
Response: We have revised the Registration Statement accordingly. Please see pages 138 through 144.
Security Ownership of Certain Beneficial Owners and Management, page 142
48.	In addition to filling in the blanks, please indicate whether this disclosure includes securities as to which a person has the right to acquire beneficial ownership within 60 days, pursuant to Item 403 of Regulation S-K and Rule 13d-3.
Response: We acknowledge the Staff’s comment and will provide the data as soon as it is available. The disclosure will be included prior to circulating a preliminary prospectus. We have revised the Registration Statement to satisfy the requirements of Item 403 of Regulation S-K and Rule 13d-3 regarding the right of a person to acquire beneficial ownership of our common units within 60 days of closing. Please see page 152.
Material Federal Income Tax Consequences, page 171
49.	We note the reference to the discussion being based on the opinion. Please state explicitly counsel’s basic opinion that you will be classified as a partnership for federal income tax purposes.
Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see our revised disclosure beginning on page 182.
50.	Obtain an opinion on all material tax matters. If counsel can rely on indirect authority and other necessary means to render an opinion regarding likely tax consequences, it would be insufficient to state that there is no clear authority on an issue.

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Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see our revised disclosure beginning on page 182.
Underwriting
Lock-Up Agreements, page 192
51.	You indicate on the third paragraph of this Lock-Up Agreement section that the underwriter may in its sole discretion, at any time and without notice, release all of the securities subject to the lock-ups. Disclose whether there are any agreements, understandings, or intentions, tacit or explicit, to release any of the securities from the lock-ups prior to the expiration of the corresponding period. Also revise the related Risk Factors discussion to emphasize the discretionary power to release all such “locked-up” securities.
Response: We have revised the Registration Statement accordingly. Please see pages 38 and 203.
Directed Units Program, pages 193
52.	You discuss a directed units program and state that it is “for officers, directors, employees and certain other persons associated with us.” Revise to clarify who is included in the category “certain other persons associated with us.”
Response: We have revised the Registration Statement accordingly. Please see page 204.
Unaudited Pro Forma Consolidated Financial Statements
Note 2 — Pro Forma Consolidated Statement of Operations Adjustments, page F-6
53.	Please provide additional clarity regarding how the adjustment under note (d) was determined.
Response: As part of the purchase price allocation for the Phoenix Coal acquisition pursuant to Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 805, Business Combinations, the Partnership recorded a liability of $6.6 million for unfavorable customer contracts at the date of the acquisition (see Note 3 to our consolidated financial statements).
In the fourth quarter of 2009, we recorded a benefit of $1.7 million related to the volumes shipped under these contracts. Our adjustment under note (d) was computed by multiplying (x) the ratio of actual volumes shipped in the first nine months of 2009 to the

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volume shipped in the fourth quarter of 2009 by (y) the actual benefit recorded in the fourth quarter of 2009.
54.	Please explain how the adjustment reflected in note (f) is directly attributable to the transaction. Refer to Rule 11-02(b)(6) of Regulation S-X.
Response: The Phoenix Coal acquisition was financed through borrowings, equity and the use of a lease for approximately $11.1 million of equipment. The leased equipment was owned by Phoenix Coal prior to the acquisition under a note payable to the equipment vendor and this equipment is integral to the operations that we acquired from Phoenix Coal. Since we executed the lease simultaneously with the closing of the debt and equity portions of the financing, it is directly attributable to the transaction.
The adjustment in note (f) was computed using the actual monthly lease expense we incurred for this equipment in fourth quarter 2009 multiplied by nine months. Phoenix Coal previously incurred interest expense on the vendor notes payable, which was reversed as described in note (j) along with all other interest expense for Phoenix Coal. All depreciation expense from the former Phoenix Coal operations, including depreciation on the assets now leased, was reversed in note (i).
55.	You disclose that note (g) is due to different capitalization thresholds for major repairs to equipment. Please clarify why the two capitalization policies represent a policy election under GAAP and therefore are appropriate for pro forma adjustment.
Response: In light of the Staff’s comment, we have reconsidered the nature of the adjustment and decided to exclude it from our pro forma adjustments.
56.	Please explain how the adjustment reflected in note (l) is expected to have a continuing effect. Please refer to Rule 11-02(b)(6) of Regulation S-X.
Response: Under our existing advisory services agreement (the “Advisory Agreement”) with certain affiliates of AIM Oxford, which has a remaining term of approximately seven (7) years, we pay in quarterly installments annual advisory fees for services provided under the Advisory Agreement. We have determined that the Advisory Agreement will no longer be appropriate after the closing of our offering. As a result, in connection with the closing of our offering we will terminate the Advisory Agreement in exchange for a payment to our advisors of a one-time, non-recurring fee, which will eliminate the annual advisory fees. The adjustment reflected in note (l) will have a continuing effect because we will no longer pay advisory fees over the remaining term of the Advisory Agreement.
57.	We note that the operations of Phoenix Coal Inc. were previously a component of another entity. Please tell us if you have considered the need to provide pro forma adjustments relative to amounts that were previously allocated for corporate overhead. We note you have made an adjustment for Phoenix Coal’s income taxes in note (k). Please refer to Instruction 4 of Rule 11-02(b) of Regulation S-X.
Response: We considered the appropriateness of providing pro forma adjustments with regard to corporate overhead for Phoenix Coal. The carved-out financial statements

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include a reasonable allocation of corporate overhead and we determined that it was not necessary to make pro forma adjustments with the exception of income taxes. With regard to note (k), we determined that, based on our status as a partnership for tax purposes, it was not appropriate for the surviving entity to have tax charges.
Financial Statements
Note 2 — Summary of Significant Accounting Policies
Inventory, page F-15
58.	We note your accounting policy that inventory consists of coal quantities that have been completely uncovered. Please explain how these quantities are considered available for sale. Explain why you believe quantities that have not been severed from the earth nor removed from the pit, meet the requirements for inventory classification.
Response: Our coal inventory includes coal in stockpiles at our mine locations, processing facilities, and river terminals as well as coal in the pit which has been completely uncovered. Coal that has been uncovered only requires loading into trucks for shipment. We view this loading process directly from the earth to be similar to loading from inventory in stockpiles. Thus we view the inventory laying on the surface of the earth to be in the same state as stockpiled coal awaiting delivery either to a customer or to a processing facility.
59.	Please tell us how you considered providing an accounting policy disclosure regarding overburden removal costs. Please refer to ASC 930-330-25-1 for guidance.
Response: We have followed ASC-930-330-25-1 since our formation in August of 2007 and our predecessor followed this pronouncement as well. We recognize that stripping costs incurred in the production phase of a mine are variable production costs included in the costs of the inventory produced during the period that the stripping costs were incurred. We have revised our inventory accounting policy in Note 2 of our consolidated financial statements to reflect this concept. Please see page F-32.
Property, Plant and Equipment, page F-15
60.	We note your policy disclosure which indicates that once the economic viability of a deposit is established, future expenditures are classified as mine development costs. Please clarify your accounting treatment of drilling and related costs incurred to identify additional mineral resources or to upgrade mineral resources to reserves, at properties where economic viability of other quantities has been established.
Response: We have clarified our policy by expanding the related disclosure on page F-33 to clarify how we account for exploration expenditures relating to identifying additional mineral resources to reserves, at properties where economic viability of other quantities has been

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established. We have deleted the third sentence of the first paragraph of our accounting policy for Property, Plant, Equipment and Mine Development on Page F-32. We have also clarified our policy between exploration costs which are expensed and mine development costs which are capitalized in the last paragraph of the Property, Plant and Equipment accounting policy on page F-33.
Engineering Comments
Oxford Resource Partners, LP, page 2
61.	We note you have combined the proven and probable reserve categories in your filing. Industry Guide 7 permits reserves to be combined as proven and probable only if proven and probable reserves cannot be readily segregated. If your reserves cannot be segregated, please include a statement to that effect. Otherwise provide separate tabulations for your proven and probable reserve categories.
Response: We have revised the Registration Statement accordingly. Please see pages 2 and 108.
Mining Operations, page 105
62.	Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b)(2) to Industry Guide 7 or Item 102(3)(B) of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe that maps and drawings having the following features would be beneficial:
•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.
•	A graphical bar scale or representations of scale, such as “one inch equals one mile,” may be utilized if the original scale of the map has not been altered.
•	A north arrow.
•	An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.
•	A title of the map or drawing, and the date on which it was drawn.

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•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.
Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.
Response: We acknowledge the Staff’s comment and will include the requested map in a future amendment.
Coal Reserves, page 108
63.	We note your reserves were audited by John T. Boyd Company, an independent mining and geological consulting firm who also prepared reserve estimates for your surface mining operations in the Illinois Basin and your underground coal mine. With a minimal transfer of paper, forward to our engineer as supplemental information and not as part of the registration statement, information that establishes the legal, technical and economic feasibility of your materials designated as reserves, as required by Section C of SEC’s Industry Guide 7. This includes:
•	Acreage breakdown by owned, leased or other.
•	Maps showing property, mine permit and reserve boundaries and geology, and recent and historic production areas, and seams mined and any cultural restrictions to mining.
•	Drill-hole maps showing drill intercepts.
•	Justifications for the drill hole spacings used at various classification levels.
•	General cross-sections that indicate the relationship between coal seams, geology and topography.
•	A detailed description of your procedures for estimating “reserves.”
•	The specific criteria used to estimate reserves.
•	An indication of how many years are left in your longest-term mining plan for each reserve block.
•	Site specific economic justification for the criteria you used to estimate reserves.
•	Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections needed to establish the existence of reserves as defined in Industry Guide 7.

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•	Third party reviews or audits of your reserves that were developed within the last three years.
•	Any other information needed to establish legal, technical and economic feasibility.
To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves. In the event your company desires the return of the supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information.
Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves. If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.
Response: The requested supplemental information and the name and phone number of the person your engineer may call regarding technical questions about our reserves is included with the Supplemental Letter.

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     We hereby acknowledge the Staff’s closing comments to the letter and hereby undertake to comply with the Staff’s requests. Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, William Finnegan at (713) 546-7410 or Brett Braden at (713) 546-7412.

Very truly yours,

OXFORD RESOURCE PARTNERS, LP

By:	Oxford Resources GP, LLC, its General Partner

By:	/s/ Jeffrey M. Gutman
Jeffrey M. Gutman
Senior Vice President, Chief Financial Officer and Treasurer

cc:	William N. Finnegan IV, Esq. (By Email)
Latham & Watkins LLP
717 Texas Avenue
Suite 1600
Houston, TX 77002
Bill.Finnegan@lw.com

Brett E. Braden, Esq. (By Email)
Latham & Watkins LLP
717 Texas Avenue
Suite 1600
Houston, TX 77002
Brett.Braden@lw.com